Exhibit 99.1

Illumina to Acquire Pacific Biosciences for Approximately $1.2 Billion, Broadening Access to Long-Read Sequencing and Accelerating Scientific Discovery

•	Brings Together Highly Accurate Short- and Long-Read Sequencing Technologies, Paving the Path to a More Perfect View of a Genome

•	Pacific Biosciences’ Recent Advances with its Sequel SMRT® Technology, Combined with Illumina’s Infrastructure, will Expand Biological Discovery and Clinical Insight

•	Long-Read Sequencing Market Opportunity Expected to Grow to $2.5B by 2022

SAN DIEGO & MENLO PARK, Calif.—(BUSINESS WIRE)—Nov. 1, 2018— Illumina, Inc. (NASDAQ: ILMN) and Pacific Biosciences (NASDAQ:PACB) today announced they have signed an agreement for Illumina to acquire Pacific Biosciences at a price of $8.00 per Pacific Biosciences share in an all-cash transaction. This price represents a premium of 71% to Pacific Biosciences’ 30 trading day volume weighted average share price as of the market close on October 31st, 2018, and a total enterprise value of approximately $1.2 billion on a fully diluted basis.

The agreement has been approved by the board of directors of Illumina and Pacific Biosciences. The acquisition complements Illumina sequencing solutions with accurate long-read sequencing capabilities to answer a set of complex genomic questions. While Illumina’s accurate and economic short-read sequencing platforms address the majority of sequencing applications optimally, select applications, such as de novo sequencing and sequencing of highly homologous regions of genomes, are better addressed with accurate long-reads. With its acquisition of Pacific Biosciences, Illumina will be positioned to provide integrated workflows and novel innovations that bring together the best of both technologies to help researchers advance their discoveries faster and clinicians offer new tests economically.

“PacBio’s unmatched accuracy mirrors that of Illumina’s in short-read sequencing. Combining the two technologies positions us to reach more applications, accelerate the pace of genomic discovery and bolster our innovation engine which has been a hallmark of Illumina since our inception,” said Francis deSouza, President and Chief Executive Officer of Illumina. “PacBio’s relentless pursuit to improve sequencing accuracy, while driving down the cost, underscores the potential of long-reads to expand sequencing to new customers and applications.”

“Illumina continues to democratize the use of sequencing at an unprecedented rate. Through this combination, thousands of researchers will now have direct access to this technology,” said Michael Hunkapiller, Ph.D., Chief Executive Officer of Pacific Biosciences. “Illumina and Pacific Biosciences have shared values and a commitment to innovation. Our complementary sequencing technology, once integrated, will offer customers a new standard of insight and understanding, opening new frontiers of genomic utility.”

The transaction is subject to approval by the shareholders of Pacific Biosciences, as well as other customary closing conditions, including applicable regulatory approvals. Illumina expects to close the transaction in mid-2019.

Goldman Sachs & Co. LLC is serving as financial advisor and Covington & Burling LLP is serving as legal advisor to Illumina. Centerview Partners LLC is serving as financial advisor and Wilson Sonsini Goodrich & Rosati LLP is serving as legal advisor to Pacific Biosciences.

Illumina will host a conference call to discuss the transaction today, November 1, 2018 at 2:00 p.m. (Pacific Time).

Conference Call Information

Interested parties may access the live teleconference through the Investor Relations section of Illumina’s web site under the “company” tab at www.illumina.com. Alternatively, individuals can access the call by dialing the Toll-Free Dial-In Number: 1 (800) 708-4540, or the International Dial-In Number: (847) 619-6397 outside North America, both with passcode 47821173.

A replay of the conference call will be available from 4:30 p.m. Pacific Time (7:30 p.m. Eastern Time) on November 1, 2018 through November 8, 2018 by dialing 1 (888) 843-7419, or (630) 652-3042 outside North America, both with passcode 47821173#.

About Pacific Biosciences

Pacific Biosciences of California, Inc. (NASDAQ:PACB) offers sequencing systems to help scientists resolve genetically complex problems. Based on its novel Single Molecule, Real-Time (SMRT®) technology, Pacific Biosciences’ products enable: de novo genome assembly to finish genomes in order to more fully identify, annotate and decipher genomic structures; full-length transcript analysis to improve annotations in reference genomes, characterize alternatively spliced isoforms in important gene families, and find novel genes; targeted sequencing to more comprehensively characterize genetic variations; and real-time kinetic information for epigenome characterization. Pacific Biosciences’ technology provides high accuracy, ultra-long reads, uniform coverage, and the ability to simultaneously detect epigenetic changes. PacBio® sequencing systems, including consumables and software, provide a simple, fast, end-to-end workflow for SMRT Sequencing. More information is available at www.pacb.com.

About Illumina

Illumina is improving human health by unlocking the power of the genome. Our focus on innovation has established us as the global leader in DNA sequencing and array-based technologies, serving customers in the research, clinical, and applied markets. Our products are used for applications in the life sciences, oncology, reproductive health, agriculture, and other emerging segments. To learn more, visit www.illumina.com and follow @illumina.

Forward-Looking Statement

This release contains projections, information about our financial outlook, total addressable market, and other forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our expectations as of the date of this release and may differ materially from actual future events or results. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (i) our ability to further develop and commercialize our instruments and consumables and to deploy new products, including diagnostic assays, services and applications, and expand the markets for our technology platforms; (ii) our ability to manufacture robust instrumentation, consumables, including diagnostic assays; (iii) our ability to successfully identify and integrate acquired technologies, products or businesses; (iv) the future conduct and growth of the business and the markets in which we operate; (v) challenges inherent in developing, manufacturing, and launching new products and services or integrating acquired products and technology into our portfolio; (vi) our ability to obtain necessary regulatory approvals to close the transaction described or to market and sell diagnostic or therapeutic products and (vii) the application of generally accepted accounting principles, which are highly complex and involve many subjective assumptions, estimates, and judgments, together with other factors detailed in our filings with the Securities and Exchange Commission, including our most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. We undertake no obligation, and do not intend, to update these forward-looking statements, to review or confirm analysts’ expectations, or to provide interim reports or updates on the progress of the current quarter.

Contacts

Illumina, Inc.

Media Contacts

Jen Carroll

(858) 449-8082

pr@illumina.com

OR

Investors:

Jacquie Ross, CFA

(858) 882-2172

ir@illumina.com